UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

CONTENTS

On January 25, 2024, Jeffs’ Brands Ltd (the “Company”) entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement (the “Agreement”) with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of approximately $7.275 million, before deducting fees to the placement agent and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes, as well as for potential acquisitions but does not have any pending acquisitions at this time. Aegis Capital Corp. (“Aegis”), acted as the exclusive placement agent for the Private Placement, which is expected to close on or about January 28, 2024, subject to satisfaction of customary closing conditions.

As part of the Private Placement, the Company will issue an aggregate of 2,704,461 units and pre-funded units (collectively, the “Units”) at a purchase price of $2.69 per unit (less $0.00001 per pre-funded unit). Each Unit consists of (i) one ordinary share, no par value (the “Ordinary Shares”) (or one pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”)), (ii) one Series A warrant to purchase one and one quarter Ordinary Shares (the “Series A Warrant”) and (iii) one Series B warrant to purchase such amount of Ordinary Shares as determined on the Reset Date (as defined below) and in accordance with the terms therein (the “Series B Warrant” and together with the Series A Warrant, the “Warrants”).

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.00001per Ordinary Share and will not expire until exercised in full. The Series A Warrants will be exercisable upon issuance, will have an exercise price of $2.69 per Ordinary Share (subject to certain anti-dilution and share combination event protections) and will have a term of 5.5 years from the date of issuance. The Series B Warrants will be exercisable following the Reset Date, will have an exercise price of $0.00001 per Ordinary Share and will have a term of 5.5 years from the date of issuance. The exercise price and number of Ordinary Shares issuable under the Series A Warrants are subject to adjustment and the number of Ordinary Shares issuable under the Series B Warrant will be determined following the earliest to occur of: (i) the date on which a resale registration statement covering the resale of all Registrable Securities (as defined in the Series B Warrant) has been declared effective for 30 consecutive trading days, (ii) the date on which the Purchasers may sell the Registrable Securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Act”) for a period of 30 consecutive trading days, and (iii) twelve months and 30 days following the issuance date of the Series B Warrants (the “Reset Date”) to be determined pursuant to the lowest daily average trading price of the Ordinary Shares during a period of 20 trading days, subject to a pricing floor of $0.68 per Ordinary Share, such that the maximum number of Ordinary Shares underlying the Series A Warrants and Series B Warrants would be an aggregate of approximately 13,373,177 shares and 7,994,073 shares, respectively. The Company has undertaken to file a resale registration statement covering all of the Registrable Securities on behalf the Purchasers pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”) also entered into with the Purchasers in connection with the Private Placement.

The Company also entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis, dated January 25, 2024, pursuant to which Aegis agreed to serve as the exclusive placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 8.50% of the gross cash proceeds received in the Private Placement and to pay for expenses of the Purchasers’ and Aegis’ legal counsel up to an aggregate amount of $90,000.

The securities described herein (the “Securities”) have not been registered under the Act, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. Pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares and the Ordinary Shares underlying the Warrants and the Pre-Funded Warrants.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Agreement, the Registration Rights Agreement, the Placement Agent Agreement, the Series A Warrant, the Series B Warrant and the Pre-Funded Warrant set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 10.2, 10.3, 4.1, 4.2 respectively.

On January 25, 2024, the Company issued a press release titled “Jeffs’ Brands Announces Pricing of $7.275 Million Private Placement,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the closing of the Private Placement and anticipated use of proceeds from the Private Placement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 10, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
4.3	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Placement Agent Agreement
99.1	Press release issued by Jeffs’ Brands Ltd dated January 25, 2024, titled “Jeffs’ Brands Announces Pricing of $7.275 Million Private Placement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: January 29, 2024

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